SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C.  20549

                       SCHEDULE 13G
                      (RULE 13d-102)

          INFORMATION STATEMENT TO BE INCLUDED IN
    STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c)
     AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                    (AMENDMENT NO. 13)*


                  DEPOSIT GUARANTY CORP.
                     (Name of Issuer)

                       COMMON STOCK
              (Title of Class of Securities)

                         24955510
                      (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment to Schedule 13G is for the calendar year ended December 31, 1997.





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CUSIP NO. 24955510                                          13G


1         NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Deposit Guaranty National Bank, as trustee
          64-0147200
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  | |

                                                                        (b)  | |

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Organized under the laws of the United States

NUMBER OF               5     SOLE VOTING POWER

SHARES                        2,482,835

                        6     SHARED VOTING POWER
BENEFICIALLY
                              60,620
OWNED BY
                        7     SOLE DISPOSITIVE POWER
EACH
                              2,366,529
REPORTING
                        8     SHARED DISPOSITIVE POWER
PERSON
                              112,474
WITH

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,640,600

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.468%

12 TYPE OF REPORTING PERSON*                   BK


                           *SEE INSTRUCTIONS BEFORE FILLING OUT!






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                                                   SCHEDULE 13G


Item 1 (a) Name of Issuer:

         Deposit Guaranty Corp.

Item 1 (b) Address of Issuer's Principal Executive Offices:

         210 East Capitol Street
         Jackson, Mississippi  39205

Item 2 (a) Name of Person Filing:

         Deposit Guaranty National Bank, as trustee

Item 2 (b) Address of Principal Business Office:

         210 East Capitol Street
         Jackson, Mississippi  39205

Item 2 (c) Citizenship:

         See Item 4 of Cover Page

Item 2 (d) Title of Class of Securities:

         See Cover Page

Item 2 (e) CUSIP Number:

         See Cover Page

Item 3:

         If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [   ]  Broker or Dealer registered under Section 15 of the Act.

         (b) [X]    Bank as defined in section 3(a)(6) of the Act.

         (c) [   ]  Insurance Company as defined in section 3(a)(19) of the Act.




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         (d) [   ]    Investment Company registered under section 8 of the
                      Investment Company Act.

         (e) [   ]    Investment Adviser registered under section 203 of
                      the Investment Advisers Act of 1940.

         (f) [   ]    Employee  Benefit  Plan,  Pension  Fund which is
                      subject to the provisions of the Employee  Retirement
                      Income Security Act of 1974 or Endowment
                      Fund; see ss. 240.13d-1(b)(1)(ii)(F).

         (g) [   ]    Parent Holding Company, in accordance with ss.
                      240.13d-1(b)(ii)(G) (Note: See Item 7).

         (h) [   ]    Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H).

Item 4 Ownership:

         (a) Amount Beneficially Owned: Deposit Guaranty National Bank, in its capacity as trustee, may be deemed beneficial owner of 2,640,600 shares held in various trusts.

         (b)  Percent of Class: 6.468%

         (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of Cover Page.

Item 5 Ownership of Five Percent or Less of a Class:

         N/A

Item 6 Ownership of More Than Five Percent on Behalf of Another  Person:

         Shares as to which this Schedule is filed are owned by a variety of trusts for which the person filing this Schedule acts as trustee. These trusts or the beneficiaries thereof receive dividends and the proceeds from the sale of such shares. No such individual trust or beneficiary or related group of trusts or beneficiaries is known to have such interest with respect to more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

         N/A






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Item 8 Identification and Classification of Members of the Group:

         N/A

Item 9 Notice of Dissolution of Group:

         N/A

Item 10 Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      Date:  2/9/98
                             ---------------------------------------

                      Signature: /s/ Richard D. Spurgeon
                                 -----------------------------------

                      Name and Title: Richard Spurgeon, Senior Vice President